March 31, 2006

BY FACSIMILE (202) 942-9527

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Judiciary Plaza

Washington, D.C. 20549

Re:	Greenwich Capital Acceptance, Inc. Registration Statement No. 333-130961 Request for Acceleration

Ladies and Gentlemen:

In accordance with Rule 461, we request that the Commission, pursuant to its authority under Section 8(a) of the Securities Act of 1933, as amended, accelerate the effectiveness of Registration Statement No. 333-130961 to 5:00 p.m., Eastern Standard Time, March 31, 2006, or as soon thereafter as practicable.

The registrant acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

GREENWICH CAPITAL ACCEPTANCE, INC.

By:   /s/ Robert J. McGinnis

Robert J. McGinnis

President